UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

comScore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,688,318 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,688,318 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,318 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: Matthew F. McLaughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,768 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,768 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,768 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 20564W105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c)    This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)    180 Degree Capital Corp., a New York Corporation ("180 Degree Capital") is a registered closed-end management investment company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of 180 Degree Capital. To the best of 180 Degree Capital’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein. The principal business address of 180 Degree Capital is 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. The principal business of 180 Degree Capital is to generate capital appreciation and current income from investments and investment-related activities such as managed funds.

(2)     Kevin M. Rendino, as a potential nominee to the Board (as defined below). The principal business address of Mr. Rendino is 7 N. Willow Street, Suite 4B, Montclair, New Jersey, 07042. The principal business of Mr. Rendino is serving as Chairman of the Board of Directors, Chief Executive Officer and Portfolio Manager of 180 Degree Capital Corp.

(3)     Matthew F. McLaughlin, as a potential nominee to the Board (as defined below). The principal business address of Mr. McLaughlin is 53 Gideon Garth, Severna Park, MD 21146. The principal business of Mr. McLaughlin is a retired advertising technology executive and Naval officer.

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d)(e)    In the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     180 Degree Capital Corp. is organized under the laws of the State of New York. The citizenships of the persons listed on Schedule A are set forth thereon. Messrs. Rendino and McLaughlin are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

(1) The aggregate purchase price of the 6,688,318 shares of Common Stock of the Issuer beneficially owned by 180 Degree Capital and a separately managed account managed by 180 Degree Capital ("SMA") is $12,418,330, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of 180 Degree Capital and working capital from the SMA.

(2) The aggregate purchase price of the 252,768 shares of Common Stock of the Issuer beneficially and jointly owned by Mr. Rendino and his spouse is $508,064, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

(3) The aggregate purchase price of the 2,000,000 shares of Common Stock of the Issuer beneficially owned by Mr. McLaughlin is $2,188,816, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

Item 4. Purpose of the Transaction.

Items 4(a)-(j) are hereby amended to add the following:

The Reporting Persons elected to form a group on November 29, 2023, based on their collective belief that the Issuer's Board of Directors (the "Board") does not adequately represent the Issuer's common stockholders, nor does the Board have the expertise and industry knowledge to adequately assist the Issuer's current management in their efforts to return the Issuer to profitable growth. Based on this assessment, 180 Degree Capital currently plans to nominate at least two nominees with deep and relevant industry and/or public market expertise for election to the Board at the Issuer's 2024 annual meeting of stockholders (the "2024 Annual Meeting"). 180 Degree Capital is currently supportive of Ms. Leslie Gillin continuing to serve on the Board. The Reporting Persons currently plan to nominate Mr. McLaughlin and Mr. Rendino for the other two director seats up for election at the 2024 Annual Meeting.

The potential nominees are:

Matthew F. McLaughlin, age 54, has over 20 years in Internet technology and online advertising management experience in a variety of product, operations and technology roles. He most recently served as Chief Operating Officer of DoubleVerify Holdings, Inc. ("DoubleVerify") from December 2011 to July 2022. In this role, Mr. McLaughlin directed the Product, Engineering and Sales Operations activity including managing over half the company’s employees. During his tenure, DoubleVerify grew revenue at more than 35% CAGR with a terminal gross profit above 30% and valuation growth of 30,000% from 2012 to 2021, resulting in a successful Private Equity sale in 2017 and multi-billion dollar initial public offering in 2021. Prior to joining DoubleVerify, Mr. McLaughlin served as President and Chief Operating Officer of CUnet, LLC ("CUnet"), an online marketing agency and software company supporting the proprietary education space. Prior to CUnet, Mr. McLaughlin held roles at BDMetrics, Performics and Advertising.com. Mr. McLaughlin previously served as a submarine officer in the United States Navy for eight years. Mr. McLaughlin earned his Master of Arts (Cantab) in Natural Science (History and Philosophy of Science) from the University of Cambridge and his Bachelor of Science in Computer Science from the United States Naval Academy.

Kevin M. Rendino, age 57, has served as Chairman, Chief Executive Officer and Portfolio Manager of 180 Degree Capital since March 2017. He has served as a member of 180 Degree Capital’s Board of Directors since June 2016. Mr. Rendino is a financial services leader with three decades of Wall Street experience in capital markets, value investing and global equity markets. For over twenty years, Mr. Rendino worked on one fund, Basic Value Fund, with a consistent Graham and Dodd focus, at the same firm, Merrill Lynch Investment Management, which was acquired by BlackRock, Inc., ("BlackRock") in 2006. He was the value team leader, overseeing 11 funds and $13 billion in assets, a member of BlackRock’s Leadership Committee and a frequent contributor to CNBC, Bloomberg TV, Fox Business, The New York Times and The Wall Street Journal. He received numerous Lipper awards for Investment Excellence during his tenure. From 2012 to 2016, Mr. Rendino served as Chairman and Chief Executive Officer of RGJ Capital LLC, where he led a Graham and Dodd approach to value investing. From March 2019 to April 2021, Mr. Rendino served as a member of the Board of Directors of Synacor, Inc. ("Synacor"), a portfolio company in which 180 Degree Capital had an investment through its sale to Centre Lane Partners, where he served on its Audit, Corporate Governance and Nominating, and Strategic Alternatives Committees. He was appointed Interim Chairman of Synacor’s Board of Directors in March 2020. From November 2017 to August 2019, Mr. Rendino served as a member of the Board of Directors of TheStreet, Inc., a portfolio company in which 180 Degree Capital had an investment until its sale to The Arena Group Holdings, Inc. (f/k/a TheMaven, Inc.), where he served on its Audit Committee and was Chairman of the Strategic Alternatives Committee. From May 2016 to February 2018, Mr. Rendino served on the Board of Directors of Rentech Inc., where he served on its Audit, Compensation and Finance Committees. Mr. Rendino received his Bachelor of Science in Finance from the Carroll School of Management at Boston College.

180 Degree Capital may choose to nominate different nominees once the nomination window opens on December 30, 2023. 180 Degree Capital encourages the Board to engage in discussions with 180 Degree Capital well ahead of the 2024 Annual Meeting that could result in a faster transition of the composition of the Board and save the Issuer from having to spend resources and capital on a competitive proxy contest.

180 Degree Capital also plans to request that a proposal for declassification of the Board be included in the proxy materials issued in connection with the 2024 Annual Meeting.

180 Degree Capital is taking these steps because the Board has been completely ineffective in creating value for common stockholders even though the Issuer's business has improved materially since the strategic investment by Charter

Communications, Inc., Qurate Retail, Inc., and an affiliate of Cerberus Management L.P. in March 2021. The Board needs to be objective and intellectually honest about the value that has been destroyed under its watch.

To be clear, 180 Degree Capital has publicly and privately applauded the Board for appointing Jon Carpenter as Chief Executive Officer, as the Issuer's business today is significantly improved from when the original investment was made in March 2021 due to Mr. Carpenter's leadership. Despite a 33% improvement in EBITDA, the Issuer’s share price has declined 78.5%, while the Russell 2000 Index is down 18.6%. This decline has led to removal of the Issuer's common stock from major indices and the need to complete a reverse stock split to remain listed on NASDAQ. 180 Degree Capital believes the Issuer's share price has declined due to poor corporate governance, excessive compensation of members of the Board, and a perceived misalignment of interests between the preferred stockholders and common stockholders that has yet to be assuaged. We have given the Board numerous solutions (some of which we reiterate in this filing) for how to address the disconnect of interests and virtually nothing has been done.

Frankly, 180 Degree Capital does not understand why the Board has not taken action on these proposed solutions. Is it because the Board lacks the necessary leadership to come to an agreement? Is it because the Board is dysfunctional with too many varying points of view to come to a decision? 180 Degree Capital has reached the point where it believes the answer to these questions are likely, "yes," and forced change is required to accomplish anything that will result in creation of value for all stakeholders, not solely the Board and preferred stockholders of the Issuer. It is simply time for accountability and change of the Board; therefore, 180 Degree Capital intends to nominate director nominees who will restore the credibility that this Board is sorely lacking.

Should its nominees be appointed or voted onto the Board, 180 Degree Capital expects that they will drive swift action on the items demanded previously in 180 Degree Capital's private and public communications with the Issuer including, but not limited to:

1.Appointing Jon Carpenter to the Board;
2.Provide clarity to all stakeholders as to how the independent members of the Board will approach any demand for a special dividend by the Issuer's preferred stockholders;
3.Reduce compensation of the Board to be in line with peer metrics;
4.Seek a reduction in the size of the Board to include one member from each preferred stockholder rather than two and/or waivers of compensation for any member of the Board who is an employee of a preferred stockholder.
5.Appointment of a new lead independent director;
6.Negotiate a solution with the preferred stockholders that demonstrates alignment with common stockholders and provides a path to a higher return-on-investment for the preferred stockholder than just its annual dividends and liquidation preference. 180 Degree Capital enumerated clearly in its public letter dated, June 8, 2023, that the preferred stockholders would benefit materially from a higher common stock price.

180 Degree Capital's director nominees, should they be elected or appointed to the Board, will be focused on making decisions designed to unlock value for all stakeholders of the Issuer, especially the employees of the Issuer who have and continue to build a significantly better business since the Issuer's 2021 recapitalization. If the director nominees are not able to work with the Board to break the seemingly never-ending gridlock that has thus far resulted in significant value destruction for common stockholders and employees, they currently plan to pursue the hiring of outside third-party consultants and/or investment banks to provide objective, independent recommendations for how to unlock value for all stakeholders of the Issuer.

180 Degree Capital's nominees also plan to work actively with Mr. Carpenter and the Issuer's management team to make sure that the Issuer's product strategy and resources are focused on business segments with secular growth and delivering products that are repeatable with scalable revenues even if they are not the primary business lines of the preferred stockholders. 180 Degree Capital believes its nominees are well positioned to provide such guidance to management as the non-preferred stockholder members of the Board do not have the requisite knowledge or experience to offset the conflicted interests of the Board.

180 Degree Capital would prefer to not run a competitive proxy contest, but given the lack of action on the above points by the Board, it sees no choice at this time but to do so. For nearly three years the Board has overseen the Issuer the way its desired, and it has not created value for the Issuer's stakeholders. It believes Mr. McLaughlin and Mr. Rendino have the skill sets, backgrounds and, most importantly, capability to achieve action where the Board has thus far failed on every level imaginable when it comes to value creation for common stockholders, including the hard working employees of the Issuer.

No member of the group assumes any responsibility for the information contained in the Schedule 13D or Schedule 13D amendment filed by any other member of the group. Additionally, in the event that the group shall be deemed to be the beneficial owner of all of the securities of the Issuer reported in the Schedule 13D or Schedule 13D amendments filed by the members of the group, the Reporting Persons shall not be deemed to be the beneficial owner of the securities of the Issuer reported in the Schedule 13D or Schedule 13D amendments filed by any other member of the group.

Item 5.     Interest in the Securities of the Issuer

Items 5(a)-(d) are hereby amended and restated as follows:

(a)(b)    See rows (11) and (13) of the cover pages of this Schedule 13D for the aggregate number of shares of Common Stock and percentage of outstanding shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon a total of 95,103,114 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

Mr. Rendino, in his role as Chief Executive Officer and Portfolio Manager of 180 Degree Capital, and Daniel B. Wolfe, in his role as President and Portfolio Manager of 180 Degree Capital, share dispositive and voting power for shares of Common Stock owned by 180 Degree Capital and its SMA. Except for their individual pecuniary interests therein, Messrs. Rendino and Wolfe disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by 180 Degree Capital and its SMA.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase	Reporting Person
Common Stock	25,000	$0.5886	10/16/2023	180 Degree Capital Corp.
Common Stock	5,100	$0.5225	10/18/2023	180 Degree Capital Corp.
Common Stock	30,638	$0.6473	11/14/2023	180 Degree Capital Corp.

(d)    The SMA is managed by 180 Degree Capital and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 231,621 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to 180 Degree Capital in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that each Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. The Reporting Persons specifically disclaim beneficial ownership of the securities reported owned by other members of the Group that each Reporting Person does not directly own, except for each Reporting Person's pecuniary interest in 180 Degree Capital, as applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 is hereby amended and restated as follows:

On November 29, 2023, the Reporting Persons entered into a Group Agreement (the “Group Agreement”). Pursuant to the Group Agreement, the parties agreed, among others things, (i) to form a group with respect to the securities of the Issuer, (ii) to solicit proxies for the election of certain persons nominated for election to the Board at the 2024 Annual Meeting (including those nominated by 180 Degree Capital) and (iii) taking all other action necessary to achieve the foregoing. A copy of the Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Group Agreement, by and among 180 Degree Capital Corp., Kevin M. Rendino and Matthew F. McLaughlin, dated November 29, 2023.

SIGNATURE

After reasonable inquiry and to the best of each signatories knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023

180 DEGREE CAPITAL CORP.

By:     /s/ Daniel B. Wolfe
Name:     Daniel B. Wolfe
Title:     President

MATTHEW F. MCLAUGHLIN

By:    /s/ Matthew F. McLaughlin
Name:    Matthew F. McLaughlin

KEVIN M. RENDINO

By:    /s/ Kevin M. Rendino
Name:    Kevin M. Rendino

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA